SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2013.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsucho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.	This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2012 and 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 13, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.	The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2012 and 2013.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (“the Company”) and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Three months ended June 30, 2012	Three months ended June 30, 2013	Fiscal year ended March 31, 2013
Total revenues	¥250,711	¥278,924	¥1,065,132
Income before income taxes and discontinued operations	47,303	63,228	172,538
Net income attributable to ORIX Corporation shareholders	34,773	45,007	111,909
Comprehensive Income attributable to ORIX Corporation shareholders	18,423	51,989	171,791
ORIX Corporation shareholders’ equity	1,389,372	1,690,216	1,643,596
Total assets	8,177,457	8,218,930	8,439,710
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	32.34	36.62	102.87
Diluted (yen)	27.03	34.79	87.37
ORIX Corporation shareholders’ equity ratio (%)	17.0	20.6	19.5
Cash flows from operating activities	85,776	28,919	391,304
Cash flows from investing activities	3,642	69,853	105,657
Cash flows from financing activities	(258,004)	(195,799)	(467,193)
Cash and cash equivalents at end of period	614,917	731,748	826,296

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2013 related to the operations of subsidiaries, business units, and certain properties, that have been sold or are to be disposed of by sale without significant continuing involvement as of June 30, 2013 have been reclassified retrospectively.
	2.	Consumption tax is excluded from the stated amount of total revenues.
	3.	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for the previous period presented.

(2) Overview of Activities

During the three months ended June 30, 2013, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal related companies.

2.	Risk Factors

Investing in our securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2013 and the other information in that annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of those factors or other factors.

3.	Material Contracts

Not applicable.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties in European sovereign debt issues, we believe the risk of another serious global financial crisis is receding, with signs of improvement in the United States economy.

In the United States, private consumption has been firm on the back of increased wages and employment levels, and income and consumption in the retail sector are beginning to create a self-sustained healthy economic cycle. On the other hand, the Federal Open Market Committee (FOMC) is attracting market attention for pointing to the possibility of tapering quantitative easing (QE3) this year, although it decided to maintain the current fiscal policy back in June.

In Asia’s emerging economies, China is at a standstill due to policies restricting investment and India is also experiencing slower growth. In the ASEAN region, although high growth is continuing in comparison with developed nations, the growth rate is beginning to slowdown.

In Japan, although the rapid weakening of the yen and rise in share prices that continued from the beginning of the year has subsided for the moment, the domestic economy is continuing to show signs of a moderate recovery primarily due to the effect of various economic measures and monetary easing by the Bank of Japan. Moving forward, against a background of improving company results brought about by the weakening yen and increased public investment, we expect an increase in private consumption and improvement in the domestic employment environment.

Financial Highlights

Financial Results for the Three Months Ended June 30, 2013

Total revenues	¥278,924 million (Up 11% year on year)
Total expenses	¥223,629 million (Up 5% year on year)
Income before income taxes and discontinued operations	¥63,228 million (Up 34% year on year)
Net income attributable to ORIX Corporation shareholders	¥45,007 million (Up 29% year on year)
Earnings per share for net income attributable to ORIX Corporation shareholders *3
(Basic)	¥36.62 (Up 13% year on year)
(Diluted)	¥34.79 (Up 29% year on year)
ROE (Annualized) *1	10.8% (10.0% during the same period of the previous fiscal year)
ROA (Annualized) *2	2.16% (1.68% during the same period of the previous fiscal year)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation shareholders for the period to average Total Assets.
*3	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been retrospectively adjusted to reflect the stock split for the previous period presented.

Total Revenues for the three-month period ended June 30, 2013 (hereinafter “the first consolidated period”) increased 11% to ¥278,924 million compared to ¥250,711 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, operating lease revenues increased due to increases in auto leasing in Japan and aircraft leasing overseas; life insurance premiums and related investment income increased due to increases in the number of policies in force and related investment income; and other operating revenues increased mainly due to contributions from acquired companies, growth in environment and energy business and an increase in fee revenues. Meanwhile, real estate sales decreased compared to the same period of the previous fiscal year due to a decrease in the number of condominium units sold.

Total Expenses increased 5% to ¥223,629 million compared to ¥213,897 million during the same period of the previous fiscal year. Costs of operating leases and other operating expenses increased in line with an expansion in revenues, and selling, general and administrative expenses increased due to factors including corporate acquisitions. Meanwhile, interest expense decreased due to a decrease in the balance of liabilities; costs of real estate sales decreased due to a decrease in the number of condominium units sold; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year.

Equity in net income of affiliates decreased compared to the same period of the previous fiscal year due to a decrease in profits from domestic equity-method affiliates and recognition of impairment losses regarding certain overseas equity-method affiliates.

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 34% to ¥63,228 million compared to ¥47,303 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 29% to ¥45,007 million compared to ¥34,773 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2012		Three months ended June 30, 2013		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥18,093	¥6,100	¥17,550	¥4,935	¥(543)	(3)	¥(1,165)	(19)
Maintenance Leasing	58,437	9,247	63,205	11,342	4,768	8	2,095	23
Real Estate	56,466	1,843	46,542	5,545	(9,924)	(18)	3,702	201
Investment and Operation	23,009	10,578	31,473	10,699	8,464	37	121	1
Retail	40,174	13,427	51,227	17,223	11,053	28	3,796	28
Overseas Business	45,004	11,485	59,661	15,509	14,657	33	4,024	35

Total	241,183	52,680	269,658	65,253	28,475	12	12,573	24

Difference between Segment Total and Consolidated Amounts	9,528	(5,377)	9,266	(2,025)	(262)	(3)	3,352	—

Total Consolidated Amounts	¥250,711	¥47,303	¥278,924	¥63,228	¥28,213	11	¥15,925	34

Total assets by segment as of March 31, 2013 and June 30, 2013 are as follows:

	Millions of yen
	March 31, 2013		June 30, 2013		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥892,738	10.6	¥873,205	10.6	¥(19,533)	(2)
Maintenance Leasing	599,075	7.1	620,945	7.6	21,870	4
Real Estate	1,111,810	13.2	1,063,453	12.9	(48,357)	(4)
Investment and Operation	416,569	4.9	444,932	5.4	28,363	7
Retail	1,970,972	23.4	1,999,169	24.3	28,197	1
Overseas Business	1,211,500	14.3	1,264,570	15.4	53,070	4

Total	6,202,664	73.5	6,266,274	76.2	63,610	1

Difference between Segment Total and Consolidated Amounts	2,237,046	26.5	1,952,656	23.8	(284,390)	(13)

Total Consolidated Amounts	¥8,439,710	100.0	¥8,218,930	100.0	¥(220,780)	(3)

Segment profits for the first consolidated period increased 24% to ¥65,253 million compared to ¥52,680 million during the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In the first consolidated period, aided by the weakening yen, large domestic companies primarily in the manufacturing industry, such as automobile manufacturers, increased their revenues. In addition, there are signs of recovery in SMEs’ performance with the growing domestic demands resulting from increased public investments.

Segment assets decreased 2% to ¥873,205 million due to a decrease in the balance of installment loans offsetting an increase in investment in direct financing leases.

Direct financing lease revenues were solid due to an increase in average balance. On the other hand, installment loan revenues decreased in line with a decrease in the average balance of installment loans. As a result, segment revenues decreased 3% to ¥17,550 million compared to ¥18,093 million during the same period of the previous fiscal year.

As segment expenses increased compared to the same period of the previous fiscal year, segment profits decreased 19% to ¥4,935 million compared to ¥6,100 million during the same period of the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

In Japan, we are seeing movement toward renewed manufacturing activities and movement to restart investment that had been put on hold including upward revision of the capital investment plans of large companies. In such an environment, revenues have remained stable due to our ability to provide customers with high value-added services that meet corporate customers’ capital expenditure and cost reduction needs.

Segment revenues continued to progress steadily due to an increase in operating lease revenues, increasing 8% to ¥63,205 million compared to ¥58,437 million during the same period of the previous fiscal year. Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of operating leases in line with increased investment in operating leases.

As a result of the foregoing, segment profits increased 23% to ¥11,342 million compared to ¥9,247 million during the same period of the previous fiscal year.

Segment assets increased 4% compared to the end of the previous fiscal year to ¥620,945 million due to increases in both investment in operating leases and investment in direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The office building market in Japan is showing signs of recovery with the vacancy ratio falling below its peak and rent levels appearing to have bottomed out. In addition, foreign real estate funds are expanding their investment in Japanese office buildings under the favorable conditions of low interest rates and weakening yen.

Segment revenues decreased 18% to ¥46,542 million compared to ¥56,466 million during the same period of the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominiums units delivered despite an increase in revenues from gains on sales of real estate under operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite an increase in write-downs of long-lived assets.

In addition to the foregoing, due to recognition of gains from sales of real estate joint ventures, segment profits increased 201% to ¥5,545 million compared to ¥1,843 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to the end of the previous fiscal year to ¥1,063,453 million due to sales of rental properties, as well as decreases in installment loans and investment securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment and energy-related business in Japan, although the feed in tariff price for renewable energy was lowered, there has been no waning of investment in power generation business, including mega-solar projects.

There have also been signs of recovery in the stock market, including an increase in the number of IPOs for the third consecutive year with initial IPO prices of many companies exceeding their offering price.

Segment revenues increased 37% to ¥31,473 million compared to ¥23,009 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities and recognition of revenues from consolidated subsidiaries acquired after the same period of the previous fiscal year despite a decrease in installment loan revenues due to absence of revenues from large collections in the loan servicing business recorded during the same period of the previous fiscal year.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to recognition of costs concerning aforementioned consolidated subsidiaries.

On the other hand, equity in net income of affiliates decreased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits remained relatively flat compared to the same period of the previous fiscal year at ¥10,699 million.

Segment assets increased 7% compared to the end of the previous fiscal year to ¥444,932 million due to increases in investment in operating leases and investment in affiliates despite a decrease in investment in securities and installment loans.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Segment revenues increased 28% to ¥51,227 million compared to ¥40,174 million during the same period of the previous fiscal year due to an increase in installment loan revenues, steady growth in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance related costs.

As a result of the foregoing, segment profits increased 28% to ¥17,223 million compared to ¥13,427 million during the same period of the previous fiscal year.

Segment assets remained relatively flat compared to the end of the previous fiscal year at ¥1,999,169 million due to increases in investment in securities and the balance of installment loans despite a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States, moderate recovery is continuing while private consumption and the residential markets are making gradual progress. In Asia, while growth in China and India has slowed slightly, in the ASEAN region, although high growth is continuing in comparison with developed nations, the growth rate is also beginning to slowdown.

Segment revenues increased 33% to ¥59,661 million compared to ¥45,004 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities in the United States, an increase in direct financing lease revenues in Asia, and also an increase in aircraft operating lease revenues.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in selling, general and administrative expenses and costs of operating leases.

As a result of the foregoing, segment profits increased 35% to ¥15,509 million compared to ¥11,485 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,264,570 million compared to the end of the previous fiscal year due to increased investment in operating leases including aircraft, investment in direct financing leases in Asia, investment in affiliates, in addition to the effects of the weakened yen.

(2) Financial Condition

	As of March 31, 2013		As of June 30, 2013		Change
					Amount		Percent (%)
Total assets (millions of yen)	8,439,710		8,218,930		(220,780)		(3)
(Segment assets)	6,202,664		6,266,274		63,610		1
Total liabilities (millions of yen)	6,710,516		6,438,989		(271,527)		(4)
(Long- and short-term debt)	4,482,260		4,209,143		(273,117)		(6)
(Deposits)	1,078,587		1,097,272		18,685		2
ORIX Corporation shareholders’ equity (millions of yen)	1,643,596		1,690,216		46,620		3
ORIX Corporation shareholders’ equity per share (yen)*	1,345.63		1,366.43		20.80		2
ORIX Corporation shareholders’ equity ratio	19.5%		20.6%		1.1%		—
Adjusted ORIX Corporation shareholders’ equity ratio*	21.4%		22.0%		0.6%		—
D/E ratio (Debt-to-equity ratio) (Long-and short-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	2.7	x	2.5	x	(0.2	)x	—
Adjusted D/E ratio*	2.3	x	2.2	x	(0.1	)x	—

*	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation Shareholders’ Equity.
*	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been retrospectively adjusted to reflect the stock split for the previous period presented.
*	Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “5. Non-GAAP Financial Measures.”

Total assets decreased 3% to ¥8,218,930 million from ¥8,439,710 million on March 31, 2013. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to completion of rental properties and increased aircraft leasing overseas. On the other hand, cash and cash equivalents decreased, while installment loans also decreased due to increased collection of loans. Segment assets increased 1% compared to March 31, 2013 to ¥6,266,274 million. For more information about assets attributed to segment assets, see Note 20 “Segment Information.”

The balance of interest bearing liabilities is managed at an appropriate level with considering the situation of assets and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

ORIX Corporation Shareholders’ equity increased 3% compared to March 31, 2013 to ¥1,690,216 million primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain sufficient liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,306,415 million as of June 30, 2013.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of June 30, 2013. Procurement from the capital markets was composed of bonds, including unsecured convertible bonds, medium term notes, commercial paper, and payables under securitized leases, loan receivables and investment in securities (including asset backed securities). ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and further diversified funding resources, during the three months ended June 30, 2013, we issued seven-year domestic straight bonds to institutional investors and ten-year domestic straight bonds to retail investors. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2013	June 30, 2013
Borrowings from financial institutions	¥268,588	¥192,200
Notes	634	603
Commercial paper	151,504	107,823

Total short-term debt	¥420,726	¥300,626

Short-term debt as of June 30, 2013 was ¥300,626 million, which accounted for 7% of the total amount of short and long-term debt (excluding deposits) as compared to 9% as of March 31, 2013.

While the amount of short-term debt as of June 30, 2013 was ¥300,626 million, the sum of cash and cash equivalents and the unused amount of the committed credit facilities as of June 30, 2013 was ¥1,165,529 million.

(b) Long-term debt

	Millions of yen
	March 31, 2013	June 30, 2013
Borrowings from financial institutions	¥2,099,408	¥2,098,583
Bonds	1,224,191	1,251,007
Medium-term notes	58,169	61,466
Payable under securitized lease and loan receivables and investment in securities	679,766	497,461

Total long-term debt	¥4,061,534	¥3,908,517

The balance of long-term debt as of June 30, 2013 was ¥3,908,517 million, which accounted for 93% of the total amount of short and long-term debt (excluding deposits) as compared to 91% as of March 31, 2013. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 92% as of June 30, 2013 as compared to 89% as of March 31, 2013. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2013	June 30, 2013
Deposits	¥1,078,587	¥1,097,272

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of June 30, 2013 decreased by ¥94,548 million to ¥731,748 million compared to March 31, 2013.

Cash flows from operating activities provided ¥28,919 million in the three months ended June 30, 2013, down from ¥85,776 million during the same period of the previous fiscal year, resulting from a decrease in restricted cash, a decrease in trade notes, accounts payable and other liabilities, an increase in trading securities and an increase in other receivables, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and gains on sales of available-for-sale securities compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥69,853 million in the three months ended June 30, 2013, up from ¥3,642 million during the same period of the previous fiscal year. This change was due to increases in principal collected on installment loans, proceeds from redemption of available-for-sale securities, proceeds from sales of available-for-sale securities, partially offset by increases in purchases of available-for-sale securities, installment loans made to customers and investment in affiliates, net.

Cash flows from financing activities used ¥195,799 million in the three months ended June 30, 2013, while having used ¥258,004 million during the same period of the previous fiscal year. This change was due to a decrease in repayment of debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the three months ended June 30, 2013.

(6) Research and Development Activity

There were no significant changes in research and development activity for the three months ended June 30, 2013.

(7) Major facilities

There were no significant changes in major facilities for the three months ended June 30, 2013.

5.	Non-GAAP Financial Measures

The sections 4 “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of June 30, 2013, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2013
		As of March 31,		As of June 30,
		(Millions of yen, except percentage data)
Total assets	(a)	8,439,710		8,218,930
Deduct: Payables under securitized leases, loan receivables and investment in securities*		679,766		497,461
Adjusted total assets	(b)	7,759,944		7,721,469

Short-term debt	(c)	420,726		300,626
Long-term debt	(d)	4,061,534		3,908,517
Deduct: Payables under securitized leases, loan receivables and investment in securities*		679,766		497,461
Adjusted long-term debt	(e)	3,381,768		3,411,056
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,482,260		4,209,143
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,802,494		3,711,682
ORIX Corporation shareholders’ equity	(h)	1,643,596		1,690,216
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(16,593)		(10,196)
Adjusted ORIX Corporation shareholders’ equity	(i)	1,660,189		1,700,412
ORIX Corporation shareholders’ equity ratio	(h)/(a)	19.5%		20.6%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	21.4%		22.0%
D/E ratio	(f)/(h)	2.7	x	2.5	x
Adjusted D/E ratio	(g)/(i)	2.3	x	2.2	x
Long-term debt ratio	(d)/(f)	91%		93%
Adjusted long-term debt ratio	(e)/(g)	89%		92%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(The following disclosure in this section is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Additional Paid-in Capital

The number of issued shares, the amount of common stock and additional paid-in capital for the three months ended June 30, 2013 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	June 30, 2013	Increase, net	June 30, 2013	Increase, net	June 30, 2013
1,139,346	1,264,218	¥5,361	¥199,401	¥5,361	¥226,580

Note: *1.	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares as of March 31, 2013, which is 124,871 thousand, does not reflect the 10-for-1 stock split.
Note: *2.	Common stock and additional paid-in capital have been increased by the exercise of stock acquisition rights and the conversion of convertible bond.

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three months ended June 30 or December 31).

7.	Directors and Executive Officers

(Following disclosure is based on Japanese GAAP and represents stand-alone basis of ORIX Corporation.)

Between the filing date of Form 20-F for the fiscal year ended March 31, 2013 and June 30, 2013, there were no changes of directors and executive officers.

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2013	June 30, 2013
Cash and Cash Equivalents	¥826,296	¥731,748
Restricted Cash	106,919	88,228
Time Deposits	8,356	4,734
Investment in Direct Financing Leases	989,380	1,010,140
Installment Loans	2,691,171	2,471,633

(The amounts of ¥16,026 million of installment loans as of March 31, 2013 and ¥20,245 million of installment loans as of June 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(96,924)
Investment in Operating Leases	1,395,533	1,445,856
Investment in Securities	1,093,668	1,103,607

(The amounts of ¥5,800 million of investment in securities as of March 31, 2013 and ¥7,128 million of investment in securities as of June 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	235,114
Investment in Affiliates	326,732	357,378
Other Receivables	196,626	208,479
Inventories	41,489	37,818
Prepaid Expenses	50,323	55,365
Office Facilities	108,757	109,435
Other Assets	475,466	456,319

Total Assets	¥8,439,710	¥8,218,930

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2013	June 30, 2013
Cash and Cash Equivalents	¥9,439	¥8,995
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	205,989	163,678
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	528,976	371,078
Investment in Operating Leases	199,190	255,894
Investment in Securities	37,641	4,739
Investment in Affiliates	13,820	11,034
Others	98,885	102,046

	¥1,093,940	¥917,464

	Millions of yen
Liabilities and Equity	March 31, 2013	June 30, 2013
Liabilities:
Short-Term Debt	¥420,726	¥300,626
Deposits	1,078,587	1,097,272
Trade Notes, Accounts Payable and Other Liabilities	312,922	303,079
Accrued Expenses	121,281	99,770
Policy Liabilities	426,007	429,898
Current and Deferred Income Taxes	143,057	151,813
Security Deposits	146,402	148,014
Long-Term Debt	4,061,534	3,908,517

Total Liabilities	6,710,516	6,438,989

Redeemable Noncontrolling Interests	41,621	43,985

Commitments and Contingent Liabilities
Equity:
Common stock	194,039	199,401
Additional paid-in capital	229,600	234,820
Retained earnings	1,305,044	1,334,055
Accumulated other comprehensive income (loss)	(36,263)	(29,281)
Treasury stock, at cost	(48,824)	(48,779)

ORIX Corporation Shareholders’ Equity	1,643,596	1,690,216

Noncontrolling interests	43,977	45,740

Total Equity	1,687,573	1,735,956

Total Liabilities and Equity	¥8,439,710	¥8,218,930

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2013	June 30, 2013
Short-Term Debt	¥1,710	¥1,479
Trade Notes, Accounts Payable and Other Liabilities	3,503	4,200
Security Deposits	5,679	5,837
Long-Term Debt	806,857	631,635
Others	5,649	5,143

	¥823,398	¥648,294

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Revenues:
Direct financing leases	¥13,385	¥14,242
Operating leases	71,671	81,219
Interest on loans and investment securities	38,856	37,286
Brokerage commissions and net gains on investment securities	6,943	7,550
Life insurance premiums and related investment income	32,481	37,518
Real estate sales	12,504	1,728
Gains on sales of real estate under operating leases	315	62
Other operating revenues	74,556	99,319

Total revenues	250,711	278,924

Expenses:
Interest expense	27,315	22,906
Costs of operating leases	46,282	52,812
Life insurance costs	21,839	23,964
Costs of real estate sales	13,402	5,093
Other operating expenses	42,834	52,575
Selling, general and administrative expenses	50,820	60,153
Provision for doubtful receivables and probable loan losses	1,214	2,348
Write-downs of long-lived assets	1,320	2,771
Write-downs of securities	9,208	688
Foreign currency transaction loss (gain), net	(337)	319

Total expenses	213,897	223,629

Operating Income	36,814	55,295

Equity in Net Income of Affiliates	7,376	3,974
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,113	3,959

Income before Income Taxes and Discontinued Operations	47,303	63,228
Provision for Income Taxes	12,617	21,545

Income from Continuing Operations	34,686	41,683

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Discontinued Operations:
Income from discontinued operations, net	1,971	6,945
Provision for income taxes	(710)	(2,598)

Discontinued operations, net of applicable tax effect	1,261	4,347

Net Income	35,947	46,030

Net Income Attributable to the Noncontrolling Interests	476	354

Net Income Attributable to the Redeemable Noncontrolling Interests	698	669

Net Income Attributable to ORIX Corporation Shareholders	¥34,773	¥45,007

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥33,483	¥40,660
Discontinued operations	1,290	4,347
Net income attributable to ORIX Corporation shareholders	34,773	45,007

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥31.14	¥33.08
Discontinued operations	1.20	3.54
Net income attributable to ORIX Corporation shareholders	32.34	36.62

Diluted:
Income from continuing operations	¥26.04	¥31.44
Discontinued operations	0.99	3.35
Net income attributable to ORIX Corporation shareholders	27.03	34.79

Note	1:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The amounts per share of common stock for income attributable to ORIX Corporation shareholders have been adjusted retrospectively to reflect the stock split for the previous period presented.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Net Income	¥35,947	¥46,030

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(845)	315
Net change of defined benefit pension plans	109	(65)
Net change of foreign currency translation adjustments	(18,808)	9,579
Net change of unrealized gains (losses) on derivative instruments	594	550

Total other comprehensive income (loss)	(18,950)	10,379

Comprehensive Income	16,997	56,409

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(718)	1,769

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(708)	2,651

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥18,423	¥51,989

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Three months ended June 30, 2012

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to subsidiaries						0	205	205
Transaction with noncontrolling interests		3				3	94	97
Comprehensive income (loss), net of tax:
Net income			34,773			34,773	476	35,249
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(993)		(993)	148	(845)
Net change of defined benefit pension plans				108		108	1	109
Net change of foreign currency translation adjustments				(16,060)		(16,060)	(1,342)	(17,402)
Net change of unrealized gains (losses) on derivative instruments				595		595	(1)	594

Total other comprehensive income (loss)						(16,350)	(1,194)	(17,544)

Total comprehensive income (loss)						18,423	(718)	17,705

Cash dividends			(9,676)			(9,676)	(376)	(10,052)
Other, net		60	(174)			(114)	0	(114)

Ending Balance	¥144,026	¥179,286	¥1,227,373	¥(112,406)	¥(48,907)	¥1,389,372	¥38,940	¥1,428,312

Three months ended June 30, 2013

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

Contribution to subsidiaries						0	261	261
Transaction with noncontrolling interests		6				6	(47)	(41)
Comprehensive income, net of tax:
Net income			45,007			45,007	354	45,361
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(297)		(297)	612	315
Net change of defined benefit pension plans				(65)		(65)	0	(65)
Net change of foreign currency translation adjustments				6,809		6,809	788	7,597
Net change of unrealized gains (losses) on derivative instruments				535		535	15	550

Total other comprehensive income (loss)						6,982	1,415	8,397

Total comprehensive income						51,989	1,769	53,758

Cash dividends			(15,878)			(15,878)	(220)	(16,098)
Conversion of convertible bond	5,162	4,981				10,143	0	10,143
Exercise of stock options	200	197				397	0	397
Acquisition of treasury stock					(6)	(6)	0	(6)
Other, net		36	(118)		51	(31)	0	(31)

Ending Balance	¥199,401	¥234,820	¥1,334,055	¥(29,281)	¥(48,779)	¥1,690,216	¥45,740	¥1,735,956

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Cash Flows from Operating Activities:
Net income	¥35,947	¥46,030
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,353	48,285
Provision for doubtful receivables and probable loan losses	1,214	2,348
Increase in policy liabilities	1,835	3,891
Equity in net income of affiliates (excluding interest on loans)	(7,178)	(3,915)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,113)	(3,959)
Gains on sales of available-for-sale securities	(1,189)	(7,100)
Gains on sales of real estate under operating leases	(315)	(62)
Gains on sales of operating lease assets other than real estate	(3,528)	(5,236)
Write-downs of long-lived assets	1,320	2,771
Write-downs of securities	9,208	688
Decrease in restricted cash	36,449	17,739
Increase in trading securities	(16,941)	(5,134)
Decrease in inventories	5,057	4,087
Decrease (Increase) in other receivables	12,603	(8,702)
Decrease in trade notes, accounts payable and other liabilities	(3,719)	(17,039)
Decrease in accrued expenses	(18,883)	(22,887)
Other, net	(5,344)	(22,886)

Net cash provided by operating activities	85,776	28,919

Cash Flows from Investing Activities:
Purchases of lease equipment	(171,899)	(200,122)
Principal payments received under direct financing leases	90,171	106,967
Installment loans made to customers	(171,208)	(229,001)
Principal collected on installment loans	213,435	364,871
Proceeds from sales of operating lease assets	40,737	70,742
Investment in affiliates, net	(10,173)	(47,785)
Proceeds from sales of investment in affiliates	32	9,635
Purchases of available-for-sale securities	(130,344)	(287,269)
Proceeds from sales of available-for-sale securities	104,990	144,926
Proceeds from redemption of available-for-sale securities	69,009	131,833
Purchases of held-to-maturity securities	(3,406)	(608)
Purchases of other securities	(6,638)	(5,536)
Proceeds from sales of other securities	8,611	3,987
Purchases of other operating assets	(4,308)	(5,291)
Acquisitions of subsidiaries, net of cash acquired	(40,195)	(1,157)
Other, net	14,828	13,661

Net cash provided by investing activities	3,642	69,853

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(63,362)	(137,310)
Proceeds from debt with maturities longer than three months	330,519	292,337
Repayment of debt with maturities longer than three months	(514,387)	(355,315)
Net increase (decrease) in deposits due to customers	(5,445)	18,673
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)
Net increase in call money	5,000	0
Other, net	(653)	1,694

Net cash used in financing activities	(258,004)	(195,799)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,389)	2,479

Net decrease in Cash and Cash Equivalents	(171,975)	(94,548)

Cash and Cash Equivalents at Beginning of Period	786,892	826,296

Cash and Cash Equivalents at End of Period	¥614,917	¥731,748

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2013 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using mainly either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥431,329 million and ¥433,442 million as of March 31, 2013 and June 30, 2013, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the three months ended June 30, 2012 and 2013 amounted to ¥1,481 million and ¥1,803 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”).

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility of debt securities. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if any of the above mentioned three conditions are not met. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 27.0% and 34.4% for the three months ended June 30, 2012 and 2013, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan, a change in valuation allowance and reversal of undistributed earnings of affiliates.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative that are not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2013 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for the previous periods presented.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2013 and June 30, 2013 were ¥17,939 million and ¥21,790 million, respectively. There were ¥16,026 million and ¥20,245 million of loans held for sale as of March 31, 2013 and June 30, 2013, respectively, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥48,313 million and ¥50,983 million as of March 31, 2013 and June 30, 2013, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of leased assets, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories primarily consist of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2013, and June 30, 2013, advance and/or progress payments were ¥34,556 million and ¥32,457 million, respectively, and finished goods were ¥6,933 million and ¥5,361 million, respectively.

For the three months ended June 30, 2012 and 2013, certain subsidiaries recorded ¥1,795 million and ¥3,257 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥41,698 million and ¥42,550 million as of March 31, 2013 and June 30, 2013, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

The Company and its subsidiaries adopted Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2013. According to ASU 2012-02, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥136,644 million and ¥140,195 million as of March 31, 2013 and June 30, 2013, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively. For discussion of stock splits, see Note 16 (“Per Share Data”).

which was redeemed in the previous fiscal year

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™ which was redeemed in fiscal 2013.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Company and its subsidiaries adopted this Update on April 1, 2013. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The Company and its subsidiaries adopted these Updates on April 1, 2013. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Company and its subsidiaries adopted this Update on April 1, 2013. The Update only relates to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Update is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In July 2013, Accounting Standards Update 2013-10 (“Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the interest rates on direct Treasury obligations of the U.S. government and LIBOR swap rate. This Update also removes the restriction on using different benchmark rates for similar hedges. The Update is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, although retrospective application is permitted. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2013:

March 31, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥16,026	¥0	¥16,026	¥0
Trading securities	33,041	2,184	30,857	0
Available-for-sale securities	757,299	166,398	453,923	136,978
Japanese and foreign government bond securities	278,717	98,990	179,727	0
Japanese prefectural and foreign municipal bond securities	61,090	0	61,090	0
Corporate debt securities	196,835	0	190,311	6,524
Specified bonds issued by SPEs in Japan	63,244	0	0	63,244
CMBS and RMBS in the U.S., and other asset-backed securities	60,691	0	1,792	58,899
Other debt securities	8,311	0	0	8,311
Equity securities	88,411	67,408	21,003	0
Other securities	5,800	0	0	5,800
Investment funds*2	5,800	0	0	5,800
Derivative assets	14,598	147	12,352	2,099
Interest rate swap agreements	4,654	0	4,654	0
Options held/written and other	5,654	0	3,555	2,099
Futures, foreign exchange contracts	1,030	147	883	0
Foreign currency swap agreements	2,890	0	2,890	0
Credit derivatives held	370	0	370	0

	¥826,764	¥168,729	¥513,158	¥144,877

Financial Liabilities:
Derivative liabilities	¥18,037	¥0	¥18,037	¥0
Interest rate swap agreements	1,459	0	1,459	0
Options held/written and other	3,530	0	3,530	0
Futures, foreign exchange contracts	4,685	0	4,685	0
Foreign currency swap agreements	8,263	0	8,263	0
Credit derivatives held/written	100	0	100	0

	¥18,037	¥0	¥18,037	¥0

June 30, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥20,245	¥0	¥20,245	¥0
Trading securities	42,362	2,535	39,827	0
Available-for-sale securities	757,012	182,009	482,468	92,535
Japanese and foreign government bond securities	287,671	99,985	187,686	0
Japanese prefectural and foreign municipal bond securities	65,001	0	65,001	0
Corporate debt securities	211,817	0	206,553	5,264
Specified bonds issued by SPEs in Japan	25,469	0	0	25,469
CMBS and RMBS in the U.S., and other asset-backed securities	53,762	0	1,010	52,752
Other debt securities	9,050	0	0	9,050
Equity securities	104,242	82,024	22,218	0
Other securities	7,128	0	0	7,128
Investment funds*2	7,128	0	0	7,128
Derivative assets	20,085	464	19,621	0
Interest rate swap agreements	4,291	0	4,291	0
Options held/written and other	7,321	0	7,321	0
Futures, foreign exchange contracts	4,759	464	4,295	0
Foreign currency swap agreements	3,418	0	3,418	0
Credit derivatives held	296	0	296	0

	¥846,832	¥185,008	¥562,161	¥99,663

Financial Liabilities:
Derivative liabilities	¥16,588	¥0	¥13,613	¥2,975
Interest rate swap agreements	1,109	0	1,109	0
Options held/written and other	4,715	0	1,740	2,975
Futures, foreign exchange contracts	5,259	0	5,259	0
Foreign currency swap agreements	5,417	0	5,417	0
Credit derivatives held/written	88	0	88	0

	¥16,588	¥0	¥13,613	¥2,975

*1	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥138 million for the three months ended June 30, 2012 and losses from the change in the fair value of the loans of ¥694 million for the three months ended June 30, 2013. No gains or losses were recognized in earnings during the three months ended June 30, 2012 and the three months ended June 30, 2013, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale at March 31, 2013, are ¥15,535 million and ¥16,026 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥491 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of June 30, 2013, are ¥20,431 million and ¥20,245 million, respectively, and the amount of the aggregate fair value falls below the amount of aggregate unpaid principal balance by ¥186 million. As of March 31, 2013 and June 30, 2013, there are no loans that are 90 days or more past due, in non-accrual status, or both.
*2	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust, which were made on or after April 1, 2012. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income are gains from the change in the fair value of those investments of ¥188 million for the three months ended June 30, 2013. The amounts of aggregate Investment funds and aggregate fair value are ¥5,800 million and ¥7,128 million as of March 31, 2013 and June 30, 2013, respectively.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the three months ended June 30, 2012, and for the three months ended June 2013, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2012 and 2013:

Three months ended June 30, 2012

	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at June 30, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥243,655	¥229	¥(1,007)	¥(778)	¥7,171	¥(9)	¥(31,034)	¥0	¥219,005	¥199
Corporate debt securities	2,912	7	(180)	(173)	0	0	(110)	0	2,629	7
Specified bonds issued by SPEs in Japan	139,152	(202)	222	20	3,585	(9)	(22,897)	0	119,851	(211)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	424	(907)	(483)	3,586	0	(8,027)	0	88,257	403
Other debt securities	8,410	0	(142)	(142)	0	0	0	0	8,268	0
Derivative assets and liabilities (net)	5,293	(165)	0	(165)	0	0	0	0	5,128	(165)
Options held/written, caps held and other	5,293	(165)	0	(165)	0	0	0	0	5,128	(165)

Three months ended June 30, 2013

	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at June 30, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥136,978	¥2,103	¥1,808	¥3,911	¥12,346	¥(9,622)	¥(51,078)	¥0	¥92,535	¥313
Corporate debt securities	6,524	275	(329)	(54)	0	(1,203)	(3)	0	5,264	10
Specified bonds issued by SPEs in Japan	63,244	65	24	89	0	0	(37,864)	0	25,469	25
CMBS and RMBS in the U.S., and other asset-backed securities	58,899	1,763	1,374	3,137	12,346	(8,419)	(13,211)	0	52,752	278
Other debt securities	8,311	0	739	739	0	0	0	0	9,050	0
Other securities	5,800	191	285	476	970	(118)	0	0	7,128	190
Investment funds	5,800	191	285	476	970	(118)	0	0	7,128	190
Derivative assets and liabilities (net)	2,099	(3,459)	0	(3,459)	0	0	(1,615)	0	(2,975)	(3,459)
Options held/written and other	2,099	(3,459)	0	(3,459)	0	0	(1,615)	0	(2,975)	(3,459)

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions, net gains on investment securities, write-downs of securities or life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities”.
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

There were no transfers in or out of Level 3 in the three months ended June 30, 2012 and 2013.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2013 and June 30, 2013. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	¥0	¥0	¥60,564
Investment in operating leases and other operating assets	21,960	0	0	21,960
Land and buildings undeveloped or under construction	11,845	0	0	11,845
Certain investment in affiliates	3,704	0	0	3,704

	¥98,073	¥0	¥0	¥98,073

June 30, 2013

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥44,097	¥0	¥0	¥44,097
Investment in operating leases and other operating assets	2,453	0	0	2,453
Land and buildings undeveloped or under construction	6,296	0	0	6,296

	¥52,846	¥0	¥0	¥52,846

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that there has been increased overall trading activity but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain investment funds classified as other securities in the United States for which the fair value option is elected are classified as Level 3, because a subsidiary measures their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2013.

	March 31, 2013
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥974	Discounted cash flows	Discount rate	5.4%
				(5.4%)
	5,550	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	60,013	Discounted cash flows	Discount rate	1.0% - 12.0%
				(4.9%)
	3,231	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	30,804	Discounted cash flows	Discount rate	2.9% - 42.6%
				(9.3%)
			Probability of default	0.0% - 12.8%
				(1.7%)
	28,095	Appraisals/Broker quotes	—	—

Other debt securities	8,311	Discounted cash flows	Discount rate	11.7%
				(11.7%)

Other securities
Investment funds	5,800	Discounted cash flows	Discount rate	13.0% - 20.0%
				(18.6%)

Derivative assets
Options held/written and other	2,099	Discounted cash flows	Discount rate	10.0% - 15.0%
				(12.3%)

Total Assets	¥144,877

	June 30, 2013
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥5,264	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	22,273	Discounted cash flows	Discount rate	1.0% - 11.9%
				(4.9%)
	3,196	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	23,988	Discounted cash flows	Discount rate	2.8% - 51.0%
				(8.2%)
			Probability of default	0.0% - 12.8%
				(1.0%)
	28,764	Appraisals/Broker quotes	—	—

Other debt securities	9,050	Discounted cash flows	Discount rate	11.2%
				(11.2%)

Other securities
Investment funds	7,128	Discounted cash flows	Discount rate	13.0% - 19.7%
				(18.1%)

Total Assets	¥99,663

Financial Liabilities:
Derivative liabilities
Options written and other	2,975	Discounted cash flows	Discount rate	10.0% - 15.0%
				(11.4%)

Total Liabilities	¥2,975

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2013 and the three months ended June 30, 2013.

	March 31, 2013
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	60,564	Discounted cash flows	Discount rate	5.4% - 19.0%
				(8.4%)
		Direct capitalization	Capitalization rate	5.0% - 21.0%
				(10.7%)

Investment in operating leases and other operating assets	21,960	Discounted cash flows	Discount rate	4.4% - 12.7%
				(6.9%)

Land and buildings undeveloped or under construction	11,845	Discounted cash flows	Discount rate	4.7% - 9.6%
				(6.6%)

Certain investment in affiliates	3,704	Discounted cash flows	Discount rate	5.0% - 9.2%
				(8.8%)

	¥98,073

	June 30, 2013
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥44,097	Discounted cash flows	Discount rate	4.9% - 19.0%
				(8.1%)
		Direct capitalization	Capitalization rate	5.0% - 21.0%
				(11.7%)

Investment in operating leases and other operating assets	2,453	Discounted cash flows	Discount rate	5.2% - 9.5%
				(5.2%)

Land and buildings undeveloped or under construction	6,296	Discounted cash flows	Discount rate	9.9%
				(9.9%)

	¥52,846

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”). ASC 310 requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2013, for the three months ended June 30, 2012 and for the three months ended June 30, 2013:

	Three months ended June 30, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision (reversal)	335	355	(678)	874	328	1,214
Charge-offs	(1,127)	(579)	(1,548)	(6,215)	(832)	(10,301)
Recoveries	127	1	480	0	21	629
Other *2	200	(1,036)	(341)	(81)	(255)	(1,513)

Ending balance	¥15,675	¥22,246	¥58,179	¥14,403	¥16,114	¥126,617

Individually evaluated for impairment	2,190	19,812	47,946	12,390	0	82,338
Not individually evaluated for impairment	13,485	2,434	10,233	2,013	16,114	44,279

Financing receivables:
Ending balance	¥1,135,178	¥681,109	¥964,677	¥87,346	¥905,553	¥3,773,863

Individually evaluated for impairment	8,341	88,949	159,486	28,620	0	285,396
Not individually evaluated for impairment	1,126,837	592,160	805,191	58,726	905,553	3,488,467

	As of March 31, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Ending balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264

Individually evaluated for impairment	3,190	14,620	34,206	13,135	0	65,151
Not individually evaluated for impairment	11,336	2,097	7,669	2,181	15,830	39,113

Financing receivables:
Ending balance	¥1,171,142	¥568,957	¥862,332	¥70,801	¥989,380	¥3,662,612

Individually evaluated for impairment	10,861	61,050	111,722	29,107	0	212,740
Not individually evaluated for impairment	1,160,281	507,907	750,610	41,694	989,380	3,449,872

	Three months ended June 30, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision (reversal)	1,472	(127)	224	151	628	2,348
Charge-offs	(875)	(1,831)	(1,864)	(851)	(917)	(6,338)
Recoveries	70	0	91	90	26	277
Other *3	0	(4,178)	341	58	152	(3,627)

Ending balance	¥15,193	¥10,581	¥40,667	¥14,764	¥15,719	¥96,924

Individually evaluated for impairment	3,401	9,026	33,305	12,601	0	58,333
Not individually evaluated for impairment	11,792	1,555	7,362	2,163	15,719	38,591

Financing receivables:
Ending balance	¥1,187,445	¥388,198	¥808,517	¥65,683	¥1,010,140	¥3,459,983

Individually evaluated for impairment	11,332	42,567	107,508	27,099	0	188,506
Not individually evaluated for impairment	1,176,113	345,631	701,009	38,584	1,010,140	3,271,477

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*3	Other mainly includes foreign currency translation adjustments. Additionally, Other in Non-recourse loans includes decreases by ¥4,872 million due to the sale of controlling class interests of certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of the VIE.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2013 and June 30, 2013:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥52,798	¥52,768	¥0
Consumer borrowers		1,003	989	0
	Housing loans	1,003	989	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		51,795	51,779	0
Non-recourse loans	Japan	21,409	21,407	0
	U.S.	5,825	5,825	0
Other	Real estate companies	7,063	7,060	0
	Entertainment companies	6,148	6,147	0
	Other	11,350	11,340	0
Purchased loans		0	0	0
With an allowance recorded *2:		159,942	158,798	65,151
Consumer borrowers		9,858	9,828	3,190
	Housing loans	7,496	7,471	2,565
	Card loans	1,858	1,854	547
	Other	504	503	78
Corporate borrowers		120,977	119,863	48,826
Non-recourse loans	Japan	2,006	2,004	1,021
	U.S.	31,810	31,706	13,599
Other	Real estate companies	40,063	39,896	15,862
	Entertainment companies	5,889	5,843	2,118
	Other	41,209	40,414	16,226
Purchased loans		29,107	29,107	13,135

Total:		¥212,740	¥211,566	¥65,151

Consumer borrowers		10,861	10,817	3,190

	Housing loans	8,499	8,460	2,565

	Card loans	1,858	1,854	547

	Other	504	503	78

Corporate borrowers		172,772	171,642	48,826

Non-recourse loans	Japan	23,415	23,411	1,021

	U.S.	37,635	37,531	13,599

Other	Real estate companies	47,126	46,956	15,862

	Entertainment companies	12,037	11,990	2,118

	Other	52,559	51,754	16,226

Purchased loans		29,107	29,107	13,135

	June 30, 2013
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥46,551	¥46,526	¥0
Consumer borrowers		979	965	0
	Housing loans	979	965	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		45,572	45,561	0
Non-recourse loans	Japan	20,078	20,077	0
	U.S.	3,538	3,538	0
Other	Real estate companies	6,572	6,569	0
	Entertainment companies	5,590	5,589	0
	Other	9,794	9,788	0
Purchased loans		0	0	0
With an allowance recorded *2:		141,955	141,037	58,333
Consumer borrowers		10,353	10,292	3,401
	Housing loans	7,411	7,357	2,658
	Card loans	2,226	2,221	626
	Other	716	714	117
Corporate borrowers		104,503	103,646	42,331
Non-recourse loans	Japan	1,947	1,931	824
	U.S.	17,004	16,917	8,202
Other	Real estate companies	37,337	37,191	15,110
	Entertainment companies	5,871	5,827	2,081
	Other	42,344	41,780	16,114
Purchased loans		27,099	27,099	12,601

Total:		¥188,506	¥187,563	¥58,333

Consumer borrowers		11,332	11,257	3,401

	Housing loans	8,390	8,322	2,658

	Card loans	2,226	2,221	626

	Other	716	714	117

Corporate borrowers		150,075	149,207	42,331

Non-recourse loans	Japan	22,025	22,008	824

	U.S.	20,542	20,455	8,202

Other	Real estate companies	43,909	43,760	15,110

	Entertainment companies	11,461	11,416	2,081

	Other	52,138	51,568	16,114

Purchased loans		27,099	27,099	12,601

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the three months ended June 30, 2012 and 2013:

	Three months ended June 30, 2012
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥8,681	¥68	¥33
	Housing loans	8,681	68	33
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		249,142	1,228	1,159
Non-recourse loans	Japan	45,745	117	114
	U.S	40,208	377	377
Other	Real estate companies	72,651	278	242
	Entertainment companies	20,552	151	143
	Other	69,986	305	283
Purchased loans		31,764	0	0

Total		¥289,587	¥1,296	¥1,192

	Three months ended June 30, 2013
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥11,097	¥57	¥45
	Housing loans	8,445	43	37
	Card loans	2,042	10	6
	Other	610	4	2
Corporate borrowers		161,425	1,149	1,112
Non-recourse loans	Japan	22,720	119	119
	U.S	29,089	303	303
Other	Real estate companies	45,518	223	214
	Entertainment companies	11,749	183	169
	Other	52,349	321	307
Purchased loans		28,103	0	0

Total		¥200,625	¥1,206	¥1,157

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2013 and June 30, 2013:

	March 31, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,152,536	¥10,861	¥7,745	¥18,606	¥1,171,142
	Housing loans	901,895	8,499	6,397	14,896	916,791
	Card loans	223,130	1,858	719	2,577	225,707
	Other	27,511	504	629	1,133	28,644
Corporate borrowers		1,258,517	172,772	0	172,772	1,431,289
Non-recourse loans	Japan	111,025	23,415	0	23,415	134,440
	U.S.	396,882	37,635	0	37,635	434,517
Other	Real estate companies	229,555	47,126	0	47,126	276,681
	Entertainment companies	109,222	12,037	0	12,037	121,259
	Other	411,833	52,559	0	52,559	464,392
Purchased loans		41,694	29,107	0	29,107	70,801
Direct financing leases		973,574	0	15,806	15,806	989,380
	Japan	680,351	0	12,234	12,234	692,585
	Overseas	293,223	0	3,572	3,572	296,795

Total		¥3,426,321	¥212,740	¥23,551	¥236,291	¥3,662,612

	June 30, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,168,290	¥11,332	¥7,823	¥19,155	¥1,187,445
	Housing loans	916,879	8,390	6,218	14,608	931,487
	Card loans	224,882	2,226	784	3,010	227,892
	Other	26,529	716	821	1,537	28,066
Corporate borrowers		1,046,640	150,075	0	150,075	1,196,715
Non-recourse loans	Japan	85,221	22,025	0	22,025	107,246
	U.S.	260,410	20,542	0	20,542	280,952
Other	Real estate companies	205,337	43,909	0	43,909	249,246
	Entertainment companies	102,941	11,461	0	11,461	114,402
	Other	392,731	52,138	0	52,138	444,869
Purchased loans		38,584	27,099	0	27,099	65,683
Direct financing leases		994,321	0	15,819	15,819	1,010,140
	Japan	685,737	0	12,143	12,143	697,880
	Overseas	308,584	0	3,676	3,676	312,260

Total		¥3,247,835	¥188,506	¥23,642	¥212,148	¥3,459,983

Note:	Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2013 and June 30, 2013:

	March 31, 2013
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥4,699	¥12,170	¥16,869	¥1,171,142	¥12,170
	Housing loans	3,650	10,422	14,072	916,791	10,422
	Card loans	738	1,078	1,816	225,707	1,078
	Other	311	670	981	28,644	670
Corporate borrowers		64,539	73,876	138,415	1,431,289	73,876
Non-recourse loans	Japan	0	15,211	15,211	134,440	15,211
	U.S.	59,532	7,516	67,048	434,517	7,516
Other	Real estate companies	1,324	23,921	25,245	276,681	23,921
	Entertainment companies	437	1,542	1,979	121,259	1,542
	Other	3,246	25,686	28,932	464,392	25,686
Direct financing leases		5,480	15,806	21,286	989,380	15,806
	Japan	1,467	12,234	13,701	692,585	12,234
	Overseas	4,013	3,572	7,585	296,795	3,572

Total		¥74,718	¥101,852	¥176,570	¥3,591,811	¥101,852

	June 30, 2013
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥4,904	¥12,608	¥17,512	¥1,187,445	¥12,608
	Housing loans	3,839	10,492	14,331	931,487	10,492
	Card loans	678	1,228	1,906	227,892	1,228
	Other	387	888	1,275	28,066	888
Corporate borrowers		82,333	62,904	145,237	1,196,715	82,195
Non-recourse loans	Japan	0	12,091	12,091	107,246	12,091
	U.S.	76,230	781	77,011	280,952	14,094
Other	Real estate companies	3,869	23,277	27,146	249,246	23,277
	Entertainment companies	115	1,294	1,409	114,402	1,294
	Other	2,119	25,461	27,580	444,869	31,439
Direct financing leases		5,772	15,819	21,591	1,010,140	15,819
	Japan	1,761	12,143	13,904	697,880	12,143
	Overseas	4,011	3,676	7,687	312,260	3,676

Total		¥93,009	¥91,331	¥184,340	¥3,394,300	¥110,622

Note:	Loans held for sale and purchases loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the three months ended June 30, 2012 and 2013:

	Three months ended June 30, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥401	¥358
	Housing loans	401	358
Corporate borrowers		1,982	1,925
Non-recourse loans	Japan	1,720	1,720
Other	Real estate companies	114	110
	Other	148	95

Total		¥2,383	¥2,283

	Three months ended June 30, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥835	¥532
	Housing loans	134	60
	Card loans	468	321
	Others	233	151
Corporate borrowers		1,017	989
Non-recourse loans	U.S.	902	902
Other	Real estate companies	66	46
	Other	49	41

Total		¥1,852	¥1,521

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2012 and for which there was a payment default during the three months ended June 30, 2012:

	Three months ended June 30, 2012
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥5
	Housing loans	5
Corporate borrowers		246
Other	Real estate companies	246

Total		¥251

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2013 and for which there was a payment default during the three months ended June 30, 2013:

	Three months ended June 30, 2013
	Class	Millions of yen
Portfolio segment		Recorded investment
Consumer borrowers		¥42
	Housing loans	11
	Card loans	9
	Other	22
Corporate borrowers		49
Other	Other	49

Total		¥91

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

5.	Investment in Securities

Investment in securities at March 31, 2013 and June 30, 2013 consists of the following:

	Millions of yen
	March 31, 2013	June 30, 2013
Trading securities	¥33,041	¥42,362
Available-for-sale securities	757,299	757,012
Held-to-maturity securities	89,451	90,063
Other securities	213,877	214,170

	¥1,093,668	¥1,103,607

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the Company’s share.

Since April 1, 2012, a subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust. Due to the illiquid nature of these investments, the net asset value from the funds/royalty trust does not appear to be indicative of the fair value. The election of the fair value option enables the subsidiary to use more appropriate assumptions for internal cash flow modeling and reflect the fair value of these investments more properly on the financial statements. As of March 31, 2013 and June 30, 2013, there were ¥5,800 million and ¥7,128 million of investments measured at fair value by electing the fair value option included in other securities.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2013 and June 30, 2013 are as follows:

March 31, 2013

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥276,832	¥1,906	¥(21)	¥278,717
Japanese prefectural and foreign municipal bond securities	58,571	2,519	0	61,090
Corporate debt securities	193,973	3,809	(947)	196,835
Specified bonds issued by SPEs in Japan	64,159	116	(1,031)	63,244
CMBS and RMBS in the U.S., and other asset-backed securities	59,419	3,480	(2,208)	60,691
Other debt securities	7,367	944	0	8,311
Equity securities	53,869	34,703	(161)	88,411

	714,190	47,477	(4,368)	757,299

Held-to-maturity:
Japanese government bond securities and other	89,451	9,020	0	98,471

	¥803,641	¥56,497	¥(4,368)	¥855,770

June 30, 2013

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥287,493	¥871	¥(693)	¥287,671
Japanese prefectural and foreign municipal bond securities	63,540	1,496	(35)	65,001
Corporate debt securities	211,091	1,647	(921)	211,817
Specified bonds issued by SPEs in Japan	25,745	89	(365)	25,469
CMBS and RMBS in the U.S., and other asset-backed securities	52,443	2,844	(1,525)	53,762
Other debt securities	7,472	1,578	0	9,050
Equity securities	64,021	42,298	(2,077)	104,242

	711,805	50,823	(5,616)	757,012

Held-to-maturity:
Japanese government bond securities and other	90,063	4,190	(26)	94,227

	¥801,868	¥55,013	¥(5,642)	¥851,239

The unrealized gains/losses (before taxes) of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in unrealized gains/losses of CMBS and RMBS in the U.S., and other asset-backed securities, with gross unrealized losses of ¥435 million at March 31, 2013, gross unrealized gains of ¥229 million and unrealized losses of ¥220 million at June 30, 2013, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2013 and June 30, 2013, respectively.

March 31, 2013

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥85,842	¥(21)	¥0	¥0	¥85,842	¥(21)
Japanese prefectural and foreign municipal bond securities	10,118	0	0	0	10,118	0
Corporate debt securities	4,490	(69)	16,329	(878)	20,819	(947)
Specified bonds issued by SPEs in Japan	3,929	(106)	34,226	(925)	38,155	(1,031)
CMBS and RMBS in the U.S., and other asset-backed securities	2,142	(44)	8,141	(2,164)	10,283	(2,208)
Equity securities	1,315	(142)	318	(19)	1,633	(161)

	¥107,836	¥(382)	¥59,014	¥(3,986)	¥166,850	¥(4,368)

June 30, 2013

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥179,906	¥(601)	¥4,094	¥(92)	¥184,000	¥(693)
Japanese prefectural and foreign municipal bond securities	27,540	(35)	0	0	27,540	(35)
Corporate debt securities	70,094	(293)	13,686	(628)	83,780	(921)
Specified bonds issued by SPEs in Japan	1,209	(91)	4,350	(274)	5,559	(365)
CMBS and RMBS in the U.S., and other asset-backed securities	6,263	(174)	5,563	(1,351)	11,826	(1,525)
Equity securities	8,549	(1,982)	701	(95)	9,250	(2,077)

	¥293,561	¥(3,176)	¥28,394	¥(2,440)	¥321,955	¥(5,616)

Held-to-maturity:
Japanese government bond securities and other	4,708	(26)	0	0	4,708	(26)

	¥298,269	¥(3,202)	¥28,394	¥(2,440)	¥326,663	¥(5,642)

132 and 263 investment securities were in an unrealized loss position as of March 31, 2013 and June 30, 2013, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2013.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2013.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2013.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2013.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Total other-than-temporary impairment losses	¥9,208	¥688
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥9,208	¥688

Total other-than-temporary impairment losses relate to equity securities and debt securities.

During the three months ended June 30, 2012, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, that were estimated based on a number of assumptions such as seniority of the security.

During the three months ended June 30, 2013, there were no other-than-temporary impairment losses related to debt securities.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Beginning	¥8,199	¥7,809
Addition during the period:
Credit loss for which an other-than-temporary impairment was previously recognized	346	0
Reduction during the period:
Due to change in intent to sell or requirement to sell	(166)	(1,351)

Ending	¥8,379	¥6,458

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥86,406 million and ¥80,243 million at March 31, 2013 and June 30, 2013, respectively. Investments with an aggregated cost of ¥83,591 million and ¥79,725 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,164 million and ¥3,240 million, for the three months ended June 30, 2012 and 2013, respectively.

6.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)).

During the three months ended June 30, 2012 and three months ended June 30, 2013, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2013 and June 30, 2013, and quantitative information about net credit loss for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2013	June 30, 2013	March 31, 2013	June 30, 2013
Direct financing lease	¥989,380	¥1,010,140	¥15,806	¥15,819
Installment loans	2,691,171	2,471,633	220,485	196,329

Assets recorded on the balance sheet	3,680,551	3,481,773	236,291	212,148
Direct financing lease sold on securitization	1,698	1,513	0	0

Total assets managed together or sold on securitization	¥3,682,249	¥3,483,286	¥236,291	¥212,148

	Millions of yen
	Credit loss
	Three months ended June 30, 2012	Three months ended June 30, 2013
Direct financing lease	¥811	¥891
Installment loans	8,861	5,170

Assets recorded on the balance sheet	9,672	6,061
Direct financing lease sold on securitization	0	0

Total assets managed together or sold on securitization	¥9,672	¥6,061

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2013 and June 30, 2013 were ¥14,562 million and ¥15,583 million, respectively. During the three months ended June 30, 2012 and 2013, the servicing assets were increased by ¥1,079 million and ¥1,249 million, respectively, mainly from loans sold with servicing retained and decreased by ¥562 million and ¥933 million, respectively, mainly from amortization and decreased by ¥412 million and increased by ¥705 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2013 and June 30, 2013 were ¥19,376 million and ¥20,909 million, respectively.

7.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810-10. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810-10 are called variable interest entities (“VIEs”).

According to ASC 810-10, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2013

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥6,191	¥3,880	¥6,191	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	20,081	2,112	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	334,179	96,758	197,143	0
(d) VIEs for corporate rehabilitation support business	10,205	192	0	0
(e) VIEs for investment in securities	34,091	8,075	19,133	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	467,348	250,374	391,664	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	425,017	434,273	425,017	0
(h) Other VIEs	103,345	49,604	85,763	0

Total	¥1,400,457	¥845,268	¥1,124,911	¥0

June 30, 2013

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥4,937	¥3,547	¥4,937	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	13,153	1,217	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	329,700	102,335	215,690	0
(d) VIEs for corporate rehabilitation support business	9,600	284	0	0
(e) VIEs for investment in securities	31,788	8,779	19,342	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	413,710	226,623	343,666	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	277,292	276,336	277,292	0
(h) Other VIEs	106,617	50,557	87,285	0

Total	¥1,186,797	¥669,678	¥948,212	¥0

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥41,929	¥3,428	¥4,119	¥7,547
(b) VIEs for acquisition of real estate and real estate development projects for customers	872,189	106,861	51,345	201,145
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,327,751	0	24,822	40,501
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,236,389	0	23,257	23,798
(h) Other VIEs	40,806	97	4,079	4,176

Total	¥4,519,064	¥110,386	¥107,622	¥277,167

June 30, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥41,349	¥1,547	¥4,105	¥5,652
(b) VIEs for acquisition of real estate and real estate development projects for customers	790,680	53,046	50,826	146,881
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,175,842	0	25,584	42,081
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,376,093	0	24,999	25,540
(h) Other VIEs	40,749	81	3,926	4,007

Total	¥5,424,713	¥54,674	¥109,440	¥224,161

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or a subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, and liabilities of the consolidated VIEs are mainly included in long-term debt.

With respect to the variable interests of non-consolidated VIEs, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding or acquisition of subordinated interests during the three months ended June 30, 2013.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in short-term debt, trade notes, accounts payable and other liabilities.

With respect to the variable interests of non-consolidated VIEs, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥646 million. There was no additional funding or acquisition of subordinated interests during the three months ended June 30, 2013.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debts.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses, trade notes, accounts payable and other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are mainly managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, investment in affiliates, installment loans, cash and cash equivalents, and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, investment in securities and other receivables, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loans from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases, installment loans and other assets, and liabilities are mainly included in long-term debt in the Company’s consolidated balance sheets.

8.	Investment in Affiliates

Investment in affiliates at March 31 and June 30, 2013 consists of the following:

	Millions of yen
	March 31, 2013	June 30, 2013
Shares	¥316,790	¥347,707
Loans	9,942	9,671

Total	¥326,732	¥357,378

Combined and condensed information relating to the affiliates as of and for the three months ended June 30, 2012 and 2013 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	As of and for three months ended June 30, 2012	As of and for three months ended June 30, 2013
Operations:
Total revenues	¥230,956	¥213,357
Income before income taxes	29,759	37,780
Net income	20,833	24,748

Financial position:
Total assets	¥4,215,078	¥4,953,545
Total liabilities	3,163,724	3,783,398
Shareholders’ equity	1,051,354	1,170,147

9.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Beginning balance	¥37,633	¥41,621
Adjustment of redeemable noncontrolling interests to redemption value	173	102
Transaction with noncontrolling interests	422	667
Comprehensive income (loss)
Net income	698	669
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(1,406)	1,982
Total other comprehensive income (loss)	(1,406)	1,982
Comprehensive income (loss)	(708)	2,651
Cash dividends	(34)	(1,056)

Ending balance	¥37,486	¥43,985

10.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) for the three months ended June 30, 2013, are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(2,872) million	4,685				4,685
Reclassification adjustment included in net income, net of tax of ¥2,239 million	(4,370)				(4,370)
Defined benefit pension plans, net of tax of ¥60 million		(25)			(25)
Reclassification adjustment included in net income, net of tax of ¥22 million		(40)			(40)
Foreign currency translation adjustments, net of tax of ¥(912) million			8,120		8,120
Reclassification adjustment included in net income, net of tax of ¥(61) million			1,459		1,459
Net unrealized losses on derivative instruments, net of tax of ¥(145) million				491	491
Reclassification adjustment included in net income, net of tax of ¥(15) million				59	59

Total other comprehensive income(loss)	315	(65)	9,579	550	10,379

Other Comprehensive Income Attributable to the Noncontrolling Interest	612	0	788	15	1,415

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,982	0	1,982

Balance at June 30, 2013	¥28,677	¥(9,652)	¥(46,950)	¥(1,356)	¥(29,281)

Amounts reclassified to net income from accumulated other comprehensive income (loss) are as follows:

	Reclassification adjustment included in net income
Details about accumulated other comprehensive income components	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥4,273	Brokerage commissions and net gains on investment securities
Sales of investment securities	2,836	Life insurance premiums and related investment income
Amortization of investment securities	378	Interest on loans and investment securities
Amortization of investment securities	(115)	Life insurance premiums and related investment income
Others	(763)	Write-downs of securities and other

	6,609	Total before tax
	(2,239)	Tax expenses or benefit

	¥4,370	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥284	See Note 13 “Pension Plans”
Amortization of net actuarial loss	(208)	See Note 13 “Pension Plans”
Amortization of transition obligation	(14)	See Note 13 “Pension Plans”

	62	Total before tax
	(22)	Tax expenses or benefit

	¥40	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	61	Tax expenses or benefit

	¥(1,459)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥10	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	36	Foreign currency transaction loss
Foreign currency swap agreements	(120)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(74)	Total before tax
	15	Tax expenses or benefit

	¥(59)	Net of tax

11.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the three months ended June 30, 2012 and 2013 are as follows:

(1)	Dividend payments

	Three months ended June 30, 2012	Three months ended June 30, 2013
Resolution	The board of directors on May 22, 2012	The board of directors on May 23, 2013
Type of shares	Common stock	Common stock
Total dividends paid	¥9,676 million	¥15,878 million
Dividend per share	¥90.00	¥130.00
Date of record for dividend	March 31, 2012	March 31, 2013
Effective date for dividend	June 4, 2012	June 4, 2013
Dividend resource	Retained earnings	Retained earnings

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the fiscal period ended March 31, 2012 and 2013, the actual amount of dividend per share prior to the stock split is shown.

(2)	There are no applicable dividends for which the date of record is in the three months ended June 30, 2012, and for which the effective date is after June 30, 2012.

There are no applicable dividends for which the date of record is in the three months ended June 30, 2013, and for which the effective date is after June 30, 2013.

12.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2012 and 2013 are as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Personnel expenses	¥32,241	¥36,741
Selling expenses	5,219	7,921
Administrative expenses	12,597	14,695
Depreciation of office facilities	763	796

Total	¥50,820	¥60,153

The amounts that were previously reported for the three months ended June 30, 2012 related to discontinued operations are reclassified as part of income from discontinued operations, net.

13.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the three months ended June 30, 2012 and 2013 consists of the following:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Service cost	¥796	¥832
Interest cost	311	345
Expected return on plan assets	(510)	(581)
Amortization of transition obligation	14	14
Amortization of net actuarial loss	374	208
Amortization of prior service credit	(291)	(284)

Net periodic pension cost	¥694	¥534

14.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the three months ended June 30, 2012 and 2013, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,524 million and ¥3,443 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥1,320 million and ¥2,771 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended June 30, 2012 and 2013, respectively.

The losses of ¥1,320 million were recorded in the Investment and Operation segment for the three months ended June 30, 2012. The losses of ¥3,062 million were recorded in the Real Estate segment for the three months ended June 30, 2013.

The details of significant write-downs are as follows.

Office Buildings—For the three months ended June 30, 2012, write-downs of ¥77 million were recorded for four office buildings held for sale. For the three months ended June 30, 2013, write-downs of ¥15 million were recorded for an office building held for sale, and write-downs of ¥2,334 million were recorded in relation to an office building due to a decline in estimated cash flows of each unit.

Commercial Facilities other than Offices—For the three months ended June 30, 2012, write-downs of ¥53 million were recorded for two commercial facilities held for sale. There was no impairment for commercial facilities for the three months ended June 30, 2013.

Condominiums—For the three months ended June 30, 2012, write-downs of ¥16 million were recorded for a condominium held for sale. There was no impairment for condominiums for the three months ended June 30, 2013.

Land undeveloped or under construction—There was no impairment for the three months ended June 30, 2012. For the three months ended June 30, 2013, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale.

Others—For the three months ended June 30, 2012 and 2013, write-downs of ¥1,378 million and ¥381 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

15.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the three months ended June 30, 2012 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company liquidated a kumiai, which was effectively a type of SPE, operating private-equity investment and management in Japan during the three months ended June 30, 2012. As a result of the liquidation, there was no gain or loss for the three months ended June 30, 2012. The Company has determined to wind up a subsidiary that operates corporate finance business overseas during the three months ended June 30, 2013. As a result, a loss of ¥1,608 million was recognized during the three months ended June 30, 2013 because the subsidiary is in a state of substantially complete liquidation. There were no significant assets or liabilities of the subsidiary in the accompanying consolidated balance sheets at June 30, 2013.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the three months ended June 30, 2012 and 2013, the Company and its subsidiaries recognized ¥1,856 million and ¥9,084 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥39,459 million and ¥9,503 million which are included in investment in operating leases at March 31, 2013 and June 30, 2013, respectively.

Discontinued operations for the three months ended June 30, 2012 and 2013 consist of the following:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Revenues	¥3,307	¥9,645

Income from discontinued operations, net*	1,971	6,945
Provision for income taxes	(710)	(2,598)

Discontinued operations, net of applicable tax effect	¥1,261	¥4,347

*	Income from discontinued operations, net includes aggregate gains on sales and liquidation of subsidiaries, business units, and rental properties in the amount of ¥1,856 million, ¥7,476 million for the three months ended June 30, 2012 and 2013, respectively.

16.	Per Share Data

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for the previous period presented.

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2012 and 2013 is as follows:

During the three months ended June 30, 2012, the diluted EPS calculation excludes stock options for 9,497 thousand shares, as they were antidilutive. During the three months ended June 30, 2013, the diluted EPS calculation excludes stock options for 6,937 thousand shares, as they were antidilutive.

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Income attributable to ORIX Corporation shareholders from continuing operations	¥33,483	¥40,660
Effect of dilutive securities—
Expense related to convertible bonds	421	109

Income from continuing operations for diluted EPS computation	¥33,904	¥40,769

	Thousands of Shares
	Three months ended June 30, 2012	Three months ended June 30, 2013
Weighted-average shares	1,075,217	1,229,189
Effect of dilutive securities—
Conversion of convertible bonds	225,908	65,956
Exercise of stock options	1,079	1,635

Weighted-average shares for diluted EPS computation	1,302,204	1,296,780

	Yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥31.14	¥33.08
Diluted	26.04	31.44

17.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(266)	—	¥0	—	¥0

Foreign exchange contracts	215	Foreign currency transaction loss	(1)	—	0

Foreign currency swap agreements	(247)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss	(1,077)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(19)	Interest on loans and investment securities / Interest expense	¥8	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,743	Foreign currency transaction loss	(1,743)	Foreign currency transaction loss

Foreign currency swap agreements	440	Foreign currency transaction loss	(440)	Foreign currency transaction loss

Foreign currency long-term debt	(569)	Foreign currency transaction loss	569	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥28	—	¥0	—	¥0
Borrowings and bonds in local currency	4,496	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Futures	3	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(187)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	23	Other operating revenues / expenses

Options held/written and other	261	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥435	Interest on loans and investment securities / Interest expense	¥10	—	¥0

Foreign exchange contracts	(220)	Foreign currency transaction loss	36	—	0

Foreign currency swap agreements	421	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(120)	Foreign currency transaction loss	(122)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(466)	Interest on loans and investment securities / Interest expense	¥458	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,698	Foreign currency transaction loss	(1,698)	Foreign currency transaction loss

Foreign currency swap agreements	(301)	Foreign currency transaction loss	298	Foreign currency transaction loss

Foreign currency long-term debt	(1,647)	Foreign currency transaction loss	1,647	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(2,721)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(6,135)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Futures	62	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	22	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(63)	Other operating revenues / expenses

Options held/written and other	483	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments and other in consolidated balance sheets at March 31, 2013 and June 30, 2013 are as follows.

March 31, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥264,434	¥4,654	Other receivables	¥1,451	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	191,980	838	Other receivables	4,624	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	83,000	2,890	Other receivables	8,263	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	161,379	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,294	¥0	—	¥8	Trade notes, accounts payable and other liabilities

Options held/written and other	217,999	5,654	Other receivables	3,530	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	41,363	192	Other receivables	61	Trade notes, accounts payable and other liabilities

Credit derivatives held	20,161	370	Other receivables	100	Trade notes, accounts payable and other liabilities

June 30, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥265,752	¥4,291	Other receivables	¥1,109	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	507,558	4,176	Other receivables	5,163	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	96,072	3,418	Other receivables	5,417	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	154,207	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Options held/written and other	201,861	¥7,321	Other receivables	¥4,715	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	55,122	583	Other receivables	96	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	14,129	296	Other receivables	88	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position as of June 30, 2013.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2013 and June 30, 2013 are as follows.

March 31, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥832	Less than five years	¥(29)

June 30, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥681	Less than four years	¥(24)

*	Underlying reference company’s credit ratings are Caa1 or better rated by rating agencies as of March 31, 2013 and June 30, 2013.

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidation balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2013 and June 30, 2013 are as follows.

March 31, 2013

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥22,237	¥(7,639)	¥14,598	¥(2,994)	¥(124)	¥11,480
Derivative liabilities	25,676	(7,639)	18,037	(2,994)	(159)	14,884

June 30, 2013
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Cash collateral
Derivative and other assets	¥39,324	¥(19,239)	¥20,085	¥(5,618)	¥(650)	¥13,817
Derivative and other liabilities	35,827	(19,239)	16,588	(5,618)	(178)	10,792

*	The balances were related to enforceable master netting agreements or similar agreements.

18.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2013

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥33,041	¥33,041	¥2,184	¥30,857	¥0
Futures, Foreign exchange contracts:
Assets	147	147	147	0	0
Liabilities	0	0	0	0	0
Credit derivatives held/written:
Assets	370	370	0	370	0
Liabilities	100	100	0	100	0
Options held/written and other:
Assets	5,654	5,654	0	3,555	2,099
Liabilities	3,530	3,530	0	3,530	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥826,296	¥826,296	¥826,296	¥0	¥0
Restricted cash	106,919	106,919	106,919	0	0
Time deposits	8,356	8,356	0	8,356	0
Installment loans (net of allowance for probable loan losses)	2,602,737	2,625,132	0	82,125	2,543,007
Investment in securities:
Practicable to estimate fair value	852,550	861,570	166,398	552,394	142,778
Not practicable to estimate fair value *	208,077	208,077	0	0	0
Liabilities:
Short-term debt	¥420,726	¥420,726	¥0	¥420,726	¥0
Deposits	1,078,587	1,081,273	0	1,081,273	0
Long-term debt	4,061,534	4,081,912	0	1,486,219	2,595,693
Futures, Foreign exchange contracts:
Assets	883	883	0	883	0
Liabilities	4,685	4,685	0	4,685	0
Foreign currency swap agreements:
Assets	2,890	2,890	0	2,890	0
Liabilities	8,263	8,263	0	8,263	0
Interest rate swap agreements:
Assets	4,654	4,654	0	4,654	0
Liabilities	1,459	1,459	0	1,459	0

*	The fair value of investment securities of ¥208,077 million was not estimated, as it was not practical.

June 30, 2013

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥42,362	¥42,362	¥2,535	¥39,827	¥0
Futures, Foreign exchange contracts:					0
Assets	464	464	464	0	0
Liabilities	0	0	0	0	0
Credit derivatives held/written:
Assets	296	296	0	296	0
Liabilities	88	88	0	88	0
Options held/written and other:
Assets	7,321	7,321	0	7,321	0
Liabilities	4,715	4,715	0	1,740	2,975
Non-trading instruments
Assets:
Cash and cash equivalents	¥731,748	¥731,748	¥731,748	¥0	¥0
Restricted cash	88,228	88,228	88,228	0	0
Time deposits	4,734	4,734	0	4,734	0
Installment loans (net of allowance for probable loan losses)	2,390,428	2,413,963	0	81,076	2,332,887
Investment in securities:
Practicable to estimate fair value	854,203	858,367	182,009	576,695	99,663
Not practicable to estimate fair value *	207,042	207,042	0	0	0
Liabilities:
Short-term debt	¥300,626	¥300,626	¥0	¥300,626	¥0
Deposits	1,097,272	1,099,464	0	1,099,464	0
Long-term debt	3,908,517	3,908,660	0	1,515,412	2,393,248
Futures, Foreign exchange contracts:
Assets	4,295	4,295	0	4,295	0
Liabilities	5,259	5,259	0	5,259	0
Foreign currency swap agreements:
Assets	3,418	3,418	0	3,418	0
Liabilities	5,417	5,417	0	5,417	0
Interest rate swap agreements:
Assets	4,291	4,291	0	4,291	0
Liabilities	1,109	1,109	0	1,109	0

*	The fair value of investment securities of ¥207,042 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

19.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,117 million and ¥11,982 million as of March 31, 2013 and June 30, 2013, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2013	June 30, 2013
Within one year	¥4,036	¥4,014
More than one year	32,224	32,282

Total	¥36,260	¥36,296

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥1,969 million and ¥2,165 million for the three months ended June 30, 2012 and 2013, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥84 million and ¥87 million for the three months ended June 30, 2012 and 2013, respectively. As of March 31, 2013 and June 30, 2013, the amounts due are as follows:

	Millions of yen
	March 31, 2013	June 30, 2013
Within one year	¥179	¥194
More than one year	133	157

Total	¥312	¥351

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥59,830 million and ¥44,030 million as of March 31, 2013 and June 30, 2013, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥284,090 million and ¥285,551 million as of March 31, 2013 and June 30, 2013, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2013 and June 30, 2013:

	March 31, 2013			June 30, 2013
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥316,650	¥2,587	2026	¥323,654	¥2,378	2026
Transferred loans	196,162	4,246	2044	202,480	4,064	2044
Consumer loans	77,034	8,085	2018	82,200	8,739	2018
Housing loans	29,510	7,437	2051	23,326	7,410	2051
Other	2,936	126	2024	3,000	107	2024

Total	¥622,292	¥22,481	—	¥634,660	¥22,698	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2013 and June 30, 2013, total notional amount of the loans subject to such guarantees are ¥1,239,000 million and ¥1,244,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥734 million and ¥600 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2013.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the three months ended June 30, 2013.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2013.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2013.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 7 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2013 and June 30, 2013:

	Millions of yen
	March 31, 2013	June 30, 2013
Minimum lease payments, loans and investment in operating leases	¥88,956	¥88,722
Investment in securities	110,492	111,116
Other operating assets	8,736	8,375
Other assets	9,916	10,066

Total	¥218,100	¥218,279

As of March 31, 2013 and June 30, 2013, investment in securities of ¥24,079 million and ¥23,283 million, respectively, were pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of June 30, 2013.

20.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management, real estate investment and advisory services
Investment and Operation	:	Environment and energy business, loan servicing (asset recovery) and principal investment
Retail	:	Life insurance, banking, and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations

Financial information of the segments for the three months ended June 30, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,093	¥58,437	¥56,466	¥23,009	¥40,174	¥45,004	¥241,183
Segment profits	6,100	9,247	1,843	10,578	13,427	11,485	52,680

Financial information of the segments for the three months ended June 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥17,550	¥63,205	¥46,542	¥31,473	¥51,227	¥59,661	¥269,658
Segment profits	4,935	11,342	5,545	10,699	17,223	15,509	65,253

Segment assets information as of March 31, 2013 and June 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2013	¥892,738	¥599,075	¥1,111,810	¥416,569	¥1,970,972	¥1,211,500	¥6,202,664
June 30, 2013	873,205	620,945	1,063,453	444,932	1,999,169	1,264,570	6,266,274

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are substantially the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), investment in affiliates and advances for investment in other operating assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Three months ended June 30, 2012	Three months ended June 30, 2013
Segment revenues:
Total revenues for segments	¥241,183	¥269,658
Revenues related to corporate assets	2,732	3,108
Revenues related to assets of certain VIEs	10,103	15,803
Revenues from discontinued operations	(3,307)	(9,645)

Total consolidated revenues	¥250,711	¥278,924

Segment profits:
Total profits for segments	¥52,680	¥65,253
Corporate interest expenses, general and administrative expenses	(5,301)	(5,708)
Corporate other gain (losses)	(337)	(197)
Gain (losses) related to assets or liabilities of certain VIEs	1,058	9,802
Discontinued operations, pre-tax	(1,971)	(6,945)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	1,174	1,023

Total consolidated income before income taxes and discontinued operations	¥47,303	¥63,228

	Millions of yen
	March 31, 2013	June 30, 2013
Segment assets:
Total assets for segments	¥6,202,664	¥6,266,274
Cash and cash equivalents, restricted cash and time deposits	941,571	824,710
Allowance for doubtful receivables on direct financing leases and probable loan losses	(104,264)	(96,924)
Other receivables	196,626	208,479
Other corporate assets	534,423	555,367
Assets of certain VIEs	668,690	461,024

Total consolidated assets	¥8,439,710	¥8,218,930

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the three months ended June 30, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥200,633	¥28,828	¥24,557	¥(3,307)	¥250,711
Income before income taxes *1	36,933	5,078	7,263	(1,971)	47,303

For the three months ended June 30, 2013

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥213,602	¥43,757	¥31,210	¥(9,645)	¥278,924
Income before income taxes *1	44,575	18,605	6,993	(6,945)	63,228

*Note:	1.	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
	2.	Mainly the United States
	3.	Mainly Asia, Europe, Oceania and the Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the three months ended June 30, 2012 and 2013.

21.	Subsequent Events

On July 1, 2013, pursuing its growth ambitions in global asset management, the Company completed the acquisition of approximately 90.01% of the total issued shares of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco has become a consolidated subsidiary of the Company. The total acquisition cost was €1,937.74 million (Approximately ¥250.7 billion) which was paid by means of €1,787.74 million (Approximately ¥231.3 billion) in cash and €150 million (Approximately ¥19.4 billion) in Treasury Shares. There may be additional cash consideration depending on the performance results related to a certain asset management business in each year until December 2015.

The acquisition accounting has not been completed as of August 13, 2013.